

July 13, 2015

<u>Via E-mail</u>
Mr. Peter J. Lee
Chief Financial Officer
Golden River Resources Corporation
Level 8, 580 St Kilda Road Melbourne
Victoria, 3004
Australia

> **Re:** **Golden River Resources Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed November 28, 2014**
> **File No. 000-16097**

Dear Mr. Lee:

We have reviewed your filings in response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>General</u>

1. In our comment letter dated June 16, 2015 we asked you to provide a written statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please submit a "correspondence" filing to EDGAR that includes the above acknowledgements.

You may contact James Giugliano at (202) 551-3319, or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining